

07004351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EquiTrust Marketing Services, LLC



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
202
SECTION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue
(No. and Street)

West Des Moines, Iowa 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis M. Marker (515) 225-5522
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0608-0764063

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(For SEC Filing Purposes)

EquiTrust Marketing Services, LLC
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Oath or Affirmation

I, Dennis M. Marker, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Marketing Services, LLC, as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Dennis M. Marker
Vice President - Investment Administration



Notary Public


JEAN A. PETERS
Commission Number 127797
My Commission Expires
3/16/10

This report contains:

(X) (a) Facing page
(X) (b) Statements of Financial Condition
(X) (c) Statements of Operations
(X) (d) Statements of Cash Flows
(X) (e) Statements of Changes in Members' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(X) (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

EquiTrust Marketing Services, LLC

Financial Statements and
Supplemental Information

Years Ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm ... 1

Audited Financial Statements

Statements of Financial Condition ... 2
Statements of Operations ... 3
Statements of Changes in Members' Equity ... 4
Statements of Cash Flows ... 5
Notes to Financial Statements ... 6

Supplemental Information

Supporting Schedules:
Computation of Net Capital – Part IIA ... 12
Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA ... 14
Statement Pursuant to Rule 17a-5(d)(4) ... 15
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 ... 16

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
EquiTrust Marketing Services, LLC

We have audited the accompanying statements of financial condition of EquiTrust Marketing Services, LLC (the Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiTrust Marketing Services, LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2007

EquiTrust Marketing Services, LLC

Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents at market value:		
EquiTrust Money Market Fund, Inc. (approximates cost)	**$ 362,644**	$ 288,277
Blackrock Liquidity Funds T-Fund (approximates cost)	**907,474**	1,127,981
	1,270,118	1,416,258
Accounts receivable	**234,168**	150,042
Due from Members	**3,359**	3,756
Due from Farm Bureau Life Insurance Company	**28,900**	28,367
Due from EquiTrust Life Insurance Company	**91,269**	139,360
Deferred sales costs, less accumulated amortization of $1,244,858 in 2006 and $1,455,455 in 2005	**537,465**	776,086
Other assets	**171,390**	51,773
Total assets	**$2,336,669**	$2,565,642
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	**$ 216,832**	$ 233,786
Due to EquiTrust Investment Management Services, Inc.	**1,814**	1,772
Due to Members	**3,359**	3,756
Accounts payable and accrued expenses	**377,867**	394,171
Total liabilities	**599,872**	633,485
Members' equity:		
Series A member's equity	**1,633,727**	1,803,437
Series C member's equity	**50,184**	77,562
Series D member's equity	**52,886**	51,158
Total members' equity	**1,736,797**	1,932,157
Total liabilities and members' equity	**$2,336,669**	$2,565,642

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Operations

	Year Ended December 31	
	2006	**2005**
Revenues:		
Administrative service fees	**$14,101,406**	$13,631,636
Distribution fees	**552,611**	906,321
Shareholder servicing fees	**439,577**	462,628
Registered representative fees	**343,583**	341,567
Other	**121,534**	127,123
Investment income:		
Dividends from EquiTrust Money Market Fund, Inc.	**13,214**	5,981
Dividends from other investment	**54,493**	34,315
Total revenues	**15,626,418**	15,509,571
Expenses:		
Regulatory fees and expenses	**252,957**	138,466
Salaries and related expenses	**1,712,403**	1,525,385
VUL commission expenses	**7,507,590**	7,575,482
VA commission expenses	**4,085,338**	4,276,368
Other operating expenses	**2,510,874**	2,177,486
Total expenses	**16,069,162**	15,693,187
Net loss	**$ (442,744)**	$ (183,616)

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Changes in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Series D Member's Equity	Total Members' Equity
Balance at January 1, 2005	$1,812,699	$ 137,247	$ 50,374	$2,000,320
Capital contributions	300,000	–	–	300,000
Capital distributions	–	(184,547)	–	(184,547)
Net income (loss) for 2005	(309,262)	124,862	784	(183,616)
Balance at December 31, 2005	1,803,437	77,562	51,158	1,932,157
Capital contributions	**400,000**	**861**	**–**	**400,861**
Capital distributions	**–**	**(153,477)**	**–**	**(153,477)**
Net income (loss) for 2006	**(569,710)**	**125,238**	**1,728**	**(442,744)**
Balance at December 31, 2006	**$1,633,727**	**$ 50,184**	**$ 52,886**	**$1,736,797**

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
Operating activities		
Net loss	**$ (442,744)**	$ (183,616)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales costs	**265,422**	369,216
Sales costs deferred	**(26,801)**	(227,163)
Changes in operating assets and liabilities:		
Accounts receivable	**(84,126)**	(67,122)
Due from Farm Bureau Life Insurance Company	**(533)**	(500)
Due from EquiTrust Life Insurance Company	**48,091**	(9,996)
Due from Members	**397**	863
Other assets	**(119,617)**	(518)
Due to FBL Financial Group, Inc.	**(16,954)**	34,267
Due to EquiTrust Investment Management Services, Inc.	**42**	137
Due to Members	**(397)**	(863)
Accounts payable and accrued expenses	**(16,304)**	32,675
Net cash used in operating activities	**(393,524)**	(52,620)
Financing activities		
Capital contributions	**400,861**	300,000
Capital distributions to members	**(153,477)**	(184,547)
Net cash provided by financing activities	**247,384**	115,453
Increase (decrease) in cash and cash equivalents	**(146,140)**	62,833
Cash and cash equivalents at beginning of year	**1,416,258**	1,353,425
Cash and cash equivalents at end of year	**$1,270,118**	$1,416,258

See accompanying notes.

0608-0764063

EquiTrust Marketing Services, LLC

Notes to Financial Statements

December 31, 2006

1. Significant Accounting Policies

Organization

EquiTrust Marketing Services, LLC (the Company) engages primarily in the sale of shares of EquiTrust Series Fund, Inc., EquiTrust Variable Insurance Series Fund, and EquiTrust Money Market Fund, Inc. sponsored by Farm Bureau Life Insurance Company, which is an indirect wholly owned subsidiary of FBL Financial Group, Inc. The Company also serves as the principal underwriter and distributor for the EquiTrust Funds.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc., one Series C member, United Farm Family Life Insurance Company, and one Series D member, Missouri Farm Bureau Life Insurance Company (the Members).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents.

Recognition of Income

Administrative service fees and other operating expense generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

1. Significant Accounting Policies (continued)

Distribution (12b-1) and shareholder servicing fees received from the EquiTrust Series Fund, Inc. are recognized as such fees are earned.

Deferred Sales Costs

Prior to March 15, 2006, certain costs that are directly related to the sale of EquiTrust Series Fund Class B shares were deferred and amortized over the period during which the related revenues were recognized. Effective March 15, 2006, the Company no longer offers EquiTrust Series Fund Class B shares. No additional cost was capitalized after this date.

2. Income Taxes

As a Limited Liability Company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

Effective January 1, 2006, FBL Financial Group, Inc. adopted Statement of Financial Accounting Standards (Statement) No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Statement No. 123(R), is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*. Using the modified-prospective-transition method, FBL Financial Group, Inc. recognized compensation expense in 2006 for all share-based payments granted, modified, or settled after the date of adoption, as well as for any awards that were granted prior to the adoption date for which the requisite service had not been provided as of the adoption date. The stock option expense is recognized over the shorter of a five-year vesting schedule or the period ending when the employee becomes eligible for retirement using the straight-line method. In addition, the impact of forfeitures is estimated, and compensation expense is recognized only for those options expected to vest. Also, under Statement No. 123(R), FBL Financial Group, Inc. reported stock option-related tax deductions in excess of recognized compensation expense as a financing cash flow.

3. Retirement and Compensation Plans (continued)

Prior to January 1, 2006, FBL Financial Group, Inc. followed the prospective method under Statement No. 123, which was adopted effective January 1, 2003. Under the prospective method, expense was recognized for those options granted, modified, or settled after the date of adoption. The expense was generally recognized ratably over a five-year vesting period without regard to when an employee became eligible for retirement and immediate vesting. In addition, the impact of forfeitures was recognized when they occurred, and benefits of tax deductions in excess of recognized compensation cost were reported as operating cash flow.

The Company and affiliates have adopted a policy of allocating the expense recognized under Statement No. 123(R) in a manner consistent with the stock expense discussed above. Expenses related to options were $49,189 and $30,666 for the years ended December 31, 2006 and 2005, respectively. The impact of adopting Statement No. 123(R) did not have a material impact on the Company and affiliates financial statements.

The Company participates with Farm Bureau Life Insurance Company and several other affiliates in various defined benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $131,730 and $126,545 for the years ended December 31, 2006 and 2005, respectively.

The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $2,977 and $3,674 for the years ended December 31, 2006 and 2005, respectively.

The Company provides benefits to representatives of the Company, who also serve as agents to its insurance affiliates, through the Agents' Career Incentive Plan. Company contributions to the plan are based upon the individual agent's earned commissions and vary based upon the overall production level and the number of years of service. Company contributions, net of refunds, with respect to this plan during the years ended December 31, 2006 and 2005, resulted in income of $82 and $240, respectively.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had defined net capital of $644,844, which was $604,853 in excess of its required net capital of $39,991. The Company's net capital ratio was 0.93 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the principal member, is the only Member with voting rights for the Company. Associate members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

5. Limited Liability Company Agreement (continued)

For the period July 1, 2002 through December 31, 2006, the Company waived the allocation of general overhead and registered representative fees to the Series D member. During this time frame all such costs were allocated to the Series A member. The amount of minimum required capital for each associate member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Distributions may be made to the principal member at the discretion of the Board of Managers of the Company. Distributions may be made to an associate member within 30 days after the end of each calendar quarter provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any associate member if that Member's capital account is less that the minimum required capital and the associate member has failed to honor a capital call for the shortfall.

6. Related-Party Transactions

The Company's registered representatives sell variable universal life and variable annuity products under agreements with Farm Bureau Life Insurance Company (Farm Bureau) and EquiTrust Life Insurance Company (EquiTrust, an affiliate). These agreements provide that Farm Bureau and EquiTrust will compensate the Company for all commissions paid to its registered representatives. In addition, Farm Bureau agrees to compensate the Company $200 per registered representative per year. During the year ended December 31, 2006, the Company received $12,455,223 (2005 – $12,755,076) under these agreements, of which $11,592,928 (2005 – $11,851,850) was paid directly to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually, and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $3,191,672 and $2,639,762 for the years ended December 31, 2006 and 2005, respectively.

6. Related-Party Transactions (continued)

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. During the years ended December 31, 2006 and 2005, the Company incurred expenses under this contract of $8,513 and $14,497, respectively.

Supplemental Information

0608-0764063

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2006

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$1,736,797
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			1,736,797
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			1,736,797
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 234,168		
2. Due from Members	3,359		
3. Due from Farm Bureau Life Insurance Company	28,900		
4. Due from EquiTrust Life Insurance Company	91,269		
5. Deferred sales costs	537,465		
6. Other assets	171,390	$1,066,551	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(1,066,551)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			670,246
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		25,402	
D. Undue concentration			
E. Other			(25,402)
10. Net Capital			$ 644,844

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 39,991
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	39,991
14. Excess net capital (line 10 less 13)	604,853
15. Excess net capital at 1000% (line 10 less 10% of line 19)	584,857

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		599,872
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	
19. Total aggregate indebtedness		599,872
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		93%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

EquiTrust Marketing Services, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2006

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only) ____X____
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained __________
    C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm____________________. __________
    D. (k)(3) – Exempted by order of the Commission __________

0608-0764063

EquiTrust Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2006

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2006.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Members
EquiTrust Marketing Services, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of EquiTrust Marketing Services, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2007

END